

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2020

Richard F. Westenberger
Chief Financial Officer
Carter's, Inc.
Phipps Tower
3438 Peachtree Road NE, Suite 1800
Atlanta, Georgia 30326

 Re: Carter's, Inc.
 Form 10-K for the Fiscal Year Ended December 28, 2019
 Filed February 24, 2020
 File No. 001-31829

Dear Mr. Westenberger:

 We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Manufacturing